

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAIL STOP 3010

September 25, 2009

Richard Baker, CEO
NRDC Acquisition Corp.
3 Manhattanville Road
Purchase, NY 10577

> **Re:** **NRDC Acquisition Corp.**
> **Amendment No. 1 to Schedule 14A**
> **File No. 001-33749**
> **Filed September 14, 2009**

Dear Mr. Baker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide an analysis explaining why you believe the proposed changes to the company's charter and securities, i.e., warrants and stock, are not so significant that they constitute the issuance of new securities, which would be issued to current holders. Please explain why you believe Section 5 of the Securities Act of 1933 does not apply to what appears to be an offer and sale of such securities, and, if you are relying on an exemption, please identify the exemption and explain the basis for your reliance. Please see Securities Act Rule 145.

2.   We note your response to comment 7 of our letter dated September 9, 2009 that you "do not intend" to use cash to obtain favorable votes without a purchase of shares. As you are only disclosing the lack of intention, please revise to clarify if you reserve the right to use cash or promises of cash payments, post closing, to incentivize shareholders to vote for your proposals.

3.   We note the revised disclosure on pages 91-92 and elsewhere that you believe shareholders, who have voted against or indicated such intention, will enter into the forward purchase arrangements with you, or your agents/affiliates, because they would be able to receive cash with greater certainty. Please revise to clarify if the transactions are ultimately approved and consummated, would the selling shareholders receive their cash prior to the converting shareholders.

4.   We note your response to comment 11. Please note that the reference to "blank check company" in our original comment refers to your self-description in your IPO prospectus. As previously stated, we note that you are proposing charter amendments to remove your "blank check" provisions, change the terms of your outstanding warrants, and impose ownership restrictions typically related to entities that qualify as REITs under the tax code. Also, we note that you are seeking to increase the number of shares authorized as part of the secondary charter proposals. Further, we note that if the proposals are rejected by shareholders, you would have to liquidate and dissolve, which does appear to fall within a type of transaction contemplated by Item 14 of Schedule 14A. Please tell us how your disclosure complies with Items 11, 12, 13 and/or 14 of Schedule 14A or why the proposals here, including the charter modifications, are not those contemplated by those Items.

Notice of Special Meeting of Stockholders

5.   We note your response to comment 13 that the company is not a blank check company. Please refer to your self description in your IPO prospectus. Please revise to briefly and prominently disclose here that the proposals are counter to your core guidelines, as disclosed in your IPO prospectus, and obligations to your stockholders in their investment in a blank check company.

6.   We note the additional proposal to extend your termination date to December 4, 2009. Please revise to clarify if you would extend the termination date in order to solicit shareholders that have voted against your proposals to purchase their shares. Clarify if such extension would only be limited to specific reasons for your inability to complete the transaction. If so, discuss those reasons. In the event you present the extension proposal, please revise to clarify the result of non-approval of the proposal.

7.   Provide us with a detailed, written explanation of the proposed and contemplated timetable that you believe will be necessary, including the date and time by which you believe you will have to file a definitive proxy. In your response, also set forth the applicable requirements under state and federal law in terms of timing, and make clear how your proposed timing would comply with those requirements. Include in your discussion the various components, including such items as the filings that would need to be made with the Delaware Secretary of State and the normal processing time for such filings.

8.   We note your response to comment 17 that the difference between $410 million and $100 million could be used to enter into forward or other contracts to purchase shares from shareholders who have voted against or intend to. Please tell us the "other contracts" that you reference in your response.

Summary, page 1

9.   Please note that the bullet list format makes the section somewhat difficult to follow. Please consider revising this section into subsections, based on the topics discussed. For instance, the first section could briefly discuss your background as a blank check company, as described in your IPO prospectus, and highlight the guidelines you disclosed as requirements and obligations to shareholders. Also, the bullet points about the specifics of the proposals could be grouped under one subheading, as could the disclosure about your REIT operations post consummation.

10.   We note your response to comment 16 and the revised disclosure on pages 7 and 8. Please revise to quantify the value, if possible, of the potential losses cited.

Why am I receiving this proxy statement, page 9

11.   We note the disclosure that the secondary charter proposals' approval will not impact whether the transactions contemplated by the Framework Agreement are consummated. It is not clear how you could operate as an ongoing concern, qualified as a REIT, without the approval of the secondary charter proposals. Please clarify.

How do I exercise my conversion rights, page 10

12.   Please discuss in greater detail how stockholders could change their votes for the Framework Transactions to against and to elect to convert their shares. Please discuss in greater detail how much time stockholders would need to accomplish this change prior to the meeting. For example, please discuss how long it will take for stockholders to receive additional proxy cards after they have contacted NRDC to request additional cards.

What happens if the transactions contemplated by the Framework Agreement are not consummated, page 13

13.   It is not clear why you have qualified your disclosure with "assuming approval of the initial charter proposals."

How do I vote, page 18

14.   Please clarify when security holders will have to return their proxies to assure that their votes are counted.

Risk factors, page 22

15.   We note your response to comment 22. Your response appears to imply that the blank check/SPAC guidelines, other than conversion and liquidation, were immaterial to the purpose of the disclosure in the IPO prospectus. It appears that the guidelines/obligations disclosed in your IPO prospectus ensured that your shareholders would be able to evaluate the financial condition based on audited financial information, as disclosed in your IPO prospectus, of the asset or operating company you were to acquire prior to making their voting decision. Your deviation has removed that opportunity. Please revise to explain your implication in this document when discussing the reasons for the initial charter proposals.

Extensive, Longstanding Relationships, page 49

16.   We note your response to comment 33 and the removal of the term "active deal flow." It appeared to us that your prior reference to active deal flow was related to your disclosure of a "current investment pipeline of approximately $3 billion" in your shareholder presentation on August 27, 2009. Please tell us the source of the disclosure of "superior origination capabilities" of a $3 billion pipeline.

Our Financing Strategy, page 55

17.   We note your response to comment 38 that initially you would employ a 50% leverage policy. Because the policy is only an initial one, please revise to discuss the reasons for increasing your leverage usage and if there is a maximum amount you would employ.

The Initial Charter Proposal, page 73

18.   We note your response to comment 40 and the revised disclosure throughout this document that if the initial charter proposal is approved, you would not have to obtain a fairness opinion. You have not directly responded to our prior comment. Please revise to disclose if, based on your current charter provisions and your IPO

prospectus disclosure, you were required to obtain a fairness opinion. Also, it does not appear appropriate to assume the approval of the initial charter proposal when discussing your obligation to obtain a fairness opinion or any other provision you are now deviating from. Please revise accordingly.

19.   We note your response to comment 41. You have repeated the additional disclosure on page 74 several times throughout this proxy statement. Please revise to limit the use of repetition. Further, your additional disclosure does not address our prior comment. Please revise to disclose, where you discuss the enforceability of the charter provisions, that you deemed the guidelines/ provisions as obligations to your stockholders, as disclosed in your IPO prospectus.

20.   We note your response to comment 42 that Richards Layton & Finger P.A. was not asked to and did not opine on the enforceability and validity of Article 6(G). If the prohibition is valid, it is not clear how you are able to obtain approval for the charter amendment proposals. Please revise to clarify how they are able to opine that the proposals here, which modify prohibitions in the charter, are valid without addressing the validity of the prohibition.

Background of the Framework Transactions Proposals, page 77

21.   We note your response to comment 46 and reissue the comment. Please revise to clarify when you began exploring options to deviate from the guidelines/ obligations disclosed in your charter by reviewing options that did not relate to operating companies. Alternatively, explain why the guidelines, which ensured your shareholders with an ability to review the audited financial statements of an operating company, were not material to the overall disclosure of your prospectus.

22.   We note your response to comment 48 that the presentation was oral. Please provide us with the minutes or transcript from the presentation.

Reasons for the Frame Transactions Proposals, page 81

23.   Similar to your other responses, please note that "blank check company" is based on your self description. Please revise to clarify how your current proposals are consistent with the protections of your current charter, as disclosed on page 82.

24.   We note the additional bullet point on page 83 that your decision to continue as a blind pool REIT is consistent with the strategy described in your IPO. Please revise to clarify how that is the case since the guidelines/obligations provided shareholders with the opportunity to evaluate the financial condition of the asset or operating business prior to making their voting decision.

Adverse Factors Considered by NRDC Acquisition, page 84

25.   Similar to your responses where you focus only on the conversion and liquidation provisions, we reissue comment 54. Please revise to clarify why the board did not consider its decision to abandon the guidelines/obligations to its shareholders that were disclosed in the IPO prospectus as an adverse factor.

Conversion Rights, page 90

26.   We note your response to comment 61 that you will provide 14 days from the date your noticed is mailed. Please revise to clarify when paper copies of the proxy materials will be delivered to and received by those being asked to vote.

Actions That May Be Taken To Secure Approval of Our Stockholders, page 91

27.   Please discuss any negotiations or actions taken by NRDC, Founding Stockholders, or their affiliates to purchase IPO Shares from holders who have indicated their intention to possibly vote against the Framework Transactions and seek conversion or who otherwise wish to sell their shares. Also discuss any negotiation to provide non-cash inducements to potential investors or existing holders of IPO shares in order to induce them to purchase IPO Shares and/or vote in favor of the Framework Transactions.

28.   Please describe in greater detail the "non-cash inducements" including the grant of registration rights.

New Employment Agreements, page 156

29.   We note your response to comment 63. Please tell us if the information will be provided in your definitive proxy.

* * * *

        You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the financial statements may be directed to Jorge Bonilla at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Jay Bernstein, Esq.
        (via facsimile)